EXHIBIT 3

This advertisement appeared in print copies of The Wall Street Journal today, part of ADP’s ongoing conversation with stockholders ahead of the vote for nominees to the Board of Directors scheduled to be held at the Annual Meeting of Stockholders on November 7, 2017.

an open letter to ADP shareholders  ADP has a long and proud history of putting the needs of our clients at the center of everything we do. For 68 years, our focus has been on reliability, breadth of solutions and quality of service as a leader and innovator in Human Capital Management (HCM).  Our relentless focus on the needs of our clients has resulted in strong value creation for you, our shareholders, as well as for our other stakeholders. Every payday, we deliver on our commitment to our 700,000 clients around the globe, including more than 70% of the Fortune 500, and the 1 in 6 American workers and approximately 14 million international workers that we pay.We are a client-centric organization that is deeply involved with both technology and services.  Over the past five years, we have taken decisive actions to position ADP for sustainable growth and success in the HCM industry by developing a complete suite of cloud-based solutions, investing to grow and scale our industry-leading Human Resource Business Process Outsourcing solutions, and leveraging our worldwide presence to provide truly global HCM solutions.  We are the #1 provider of cloud-based HCM solutions with the #1 mobile HCM app, exceeding 12 million users, and we are #1 in financial data services on the FORTUNE World’s Most Admired Companies® 2017 list.And our work doesn’t stop there.  We continue to build on ADP’s strengths to anticipate and deliver on all of our clients’ HCM needs.  We are investing more than $800 million annually in innovation, streamlining our operations, and attracting top technology talent to achieve our ambitious goals. We are motivated to do what we do best: create value for our clients, partners, shareholders and associates, and deliver returns in excess of both the market and our industry peers.  We believe we are well positioned to continue our strong track of performance, sustainable value creation, and return of capital through dividends and share repurchases, building on 42 consecutive years of annual increases in the dividend.  We are proud of our position as a global leader—and we are more confident than ever that the future is bright for ADP.At our Annual Meeting on November 7, ADP shareholders face an important decision that will directly impact the value of their investment and the future of ADP.  Please vote to re-elect ADP’s 10 highly qualified directors on the WHITE proxy card to support ADP as we continue delivering on our commitments to our shareholders, clients, associates, partners, and the 40 million workers who depend on our services.  Thank you. Your vote is important, no matter how many or how few shares you own.  Vote today online, by phone or by mail by following the directions on the WHITE proxy card.  For additional information on the 2017 Annual Meeting of Stockholders, visit VoteADP.com.  If you have questions, or need assistance in voting your shares, please contact: Innisfree M&A Incorporated; call toll-free: (877) 750-0510 or call collect: (212) 750-5833 Carlos A. Rodriguez  John P. Jones President and Chief Executive Officer Chairman of the Board